NEWS RELEASE

EMX Assigns Arizona Exploration Permit to Arizona Sonoran Copper Company in Return for Cash and Royalty Payments

Vancouver, British Columbia, February 10, 2022 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the execution, by its wholly-owned subsidiary Bronco Creek Exploration Inc., of an Assignment and Assumption agreement as well as a Royalty Agreement (the "Agreements") for transfer of EMX's Arizona State Exploration Permit ("Permit") to Cactus 110 LLC, a wholly-owned subsidiary of Arizona Sonoran Copper Company, Inc. (TSX: ASCU) ("ASCU"). EMX's Permit covers a portion of the Parks Salyer copper target, located approximately 1,500 meters southwest of the historic Sacaton open pit copper mine. Sacaton was previously operated by Asarco from 1972-1984 and is now being developed by ASCU and is known as the Cactus Project. The Agreements provide EMX with a one-time cash payment for the assignment of its rights under a State of Arizona Exploration Permit as well as a 1.5% net smelter return ("NSR") royalty interest, work commitments, annual advance royalty payments, and certain milestone payments. EMX is pleased to see the Permit advance with ASCU as it continues to advance activities at its Cactus project.

Commercial Terms Overview.  (All dollar amounts in USD) Pursuant to the Agreements, ASCU will assume all rights under EMX's Arizona State Exploration Permit by making payments of $5,000 upon execution and $195,000 upon transfer and registration of the Permit to Cactus 110 LLC ("Registration Date"). EMX will retain a 1.5% NSR royalty interest on the Permit. ASCU may buy back one percent (1%) of the royalty for a payment of $500,000 to EMX. EMX will receive annual advance royalty ("AAR") payments of $50,000. The AAR payments cease upon commencement of commercial production and can be bought out at any time for a payment of $1,000,000. ASCU will make milestone payments of $1,500,000 upon declaration of a mineral resource containing 100 million pounds or more of copper and another payment of $1,500,000 upon further declaration of an additional 100 million pounds of copper contained in a resource. In the two years following the Registration Date, ASCU will make yearly exploration expenditures totaling $2,000,000 prior to the first anniversary and a cumulative total of $4,000,000 prior to the second anniversary.

Parks Salyer Permit Overview.  EMX's Parks Salyer Permit is located approximately 5 kilometers northwest of the city of Casa Grande, and approximately 900 meters southwest of the historic Sacaton open pit copper mine in central Arizona. Sacaton is a porphyry copper-molybedenum deposit within the Laramide arc in the southwestern U.S. The Parks Salyer Permit is comprised of one State of Arizona Exploration Permit totaling 158 acres and covers a portion, roughly one third of the poorly drill defined Parks Salyer copper target area. The target lies beneath post-mineral gravels and contained within a fault-bounded horst block, and has potential for supergene enriched copper and hypogene sulfide mineralization. The target is supported by historic induced polarization geophysical surveys and drilling within and adjacent to the EMX royalty ground.

More information on the Parks Salyer Permit can be found at www.EMXroyalty.com.

Comments on Adjacent Properties. The nearby Sacaton mine provide geologic context for EMX's Project, but this is not necessarily indicative that the Project hosts similar tonnages or grades of mineralization.

Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

About EMX. EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX, as well as on the Frankfurt Exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 973-8585 Dave@emxroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@emxroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserve and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2021 and the year ended December 31, 2020 (the "MD&A"), and the most recently filed Revised Annual Information Form (the "AIF") for the year ended December 31, 2020, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Figure 1. Location map of the EMX Parks Salyer Permit.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com